   THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997,
            PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G
                                    (Rule 13d-102)

               Information Statement Pursuant to Rules 13d-1 and 13d-2
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. )1

                             Advanced Health Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)
                             Common Stock, $.01 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)
                                     00756H 10 8
               -------------------------------------------------------
                                    (CUSIP Number)


1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  00756H 10                 *13G                  Page  2  of  4  Pages
          -----------                                           ---    ---
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Steven Hochberg
                                  SS#:  ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /

                                                                       (b) / /
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
  NUMBER OF                                      473,041
    SHARES           -----------------------------------------------------------
 BENEFICIALLY        6  SHARED VOTING POWER
   OWNED BY                                      N/A
     EACH            -----------------------------------------------------------
  REPORTING          7  SOLE DISPOSITIVE POWER
    PERSON                                       473,041
     WITH            -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                                                 N/A
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       473,041
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                         6.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
                                          IN
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1.
         (a) This Statement relates to the securities of Advanced Health Corporation, a Delaware corporation (the "Issuer").
         (b) The principal executive offices of the Issuer are located at 560 White Plains Road, Tarrytown, New York 10591.

Item 2.
         (a)  The name of the person filing this statement is Steven Hochberg.
         (b) The principal business address of the person filing this statement is 560 White Plains Road, Tarrytown, New York 10591.
         (c) The person filing this Statement is a citizen of the United States of America.
         (d) This statement relates to the Common Stock $.01, par value (the "Common Stock"), of the Issuer.

Item 3.
         (a)  Not applicable

Item 4.
         (a) On December 31, 1996, Steven Hochberg beneficially owned 473,041 shares of Common Stock (including options to purchase 176,286 shares of Common Stock).
         (b) The Common Stock of the person filing this statement represent 6.5% of the Common Stock issued and outstanding on December 31, 1996.
         (c) The person filing the statement has sole voting and dispositive power regarding the 473,041 shares of Common Stock.

Item 5.
         (a)  Not applicable.

Item 6.
         (a)  Not applicable.

Item 7.
         (a)  Not applicable.

Item 8.
         (a)  Not applicable.

Item 9.
         (a)  Not applicable.

Item 10.
         (a)  Not applicable.

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                                      SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 1997



                                            /s/ Steven Hochberg
                                            ----------------------------------
                                            Steven Hochberg